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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INFORMATION STATEMENT REQUIRED PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                           INTERLEUKIN GENETICS, INC.
        (Exact name of registrant as specified in its corporate charter)

                                   000-23413
                             (Commission File No.)

                   DELAWARE                                      94-3123681
           (State of Incorporation)                  (IRS Employer Identification No.)

                               135 Beaver Street
                               Waltham, MA 02452
                    (Address of principal executive offices)
                                 (781) 398-0700
              (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           INTERLEUKIN GENETICS, INC.
                               135 BEAVER STREET
                               WALTHAM, MA 02452

                             INFORMATION STATEMENT
                                 MARCH 11, 2003

                                  INTRODUCTION

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of Interleukin Genetics, Inc. (the "Company"). The date of this Information Statement is March 11, 2003.

     In a private placement on March 5, 2003, we entered into a Stock Purchase Agreement (the "Purchase Agreement") with Pyxis Innovations Inc., a Delaware corporation and a subsidiary of Alticor Inc. ("Pyxis"), pursuant to which Pyxis purchased from us 5,000,000 newly-issued shares of our Series A Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), for $7,000,000 in cash and $2,000,000 in cash to be paid, if at all, upon our reaching a milestone pursuant to the terms of the Purchase Agreement. The offering was made to Pyxis by way of a private placement exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the terms of the Purchase Agreement, Pyxis has agreed to refinance certain indebtedness of ours held by Pyxis and others in the form of previously issued promissory notes.

     Concurrent with the closing of the Purchase Agreement, we entered into a Research Agreement with an affiliate of Pyxis, governing the terms of developing and validating nutrigenomic and dermagenomic tests and products. We also entered into a License Agreement with another affiliate of Pyxis, granting an exclusive license of all of our current and future intellectual property, limited to certain uses within the field of nutrigenomics and dermagenomics.

     In addition, pursuant to the terms of the Purchase Agreement and our by-laws, we agreed to reduce the number of directors on our Board of Directors (the "Board" or "Board of Directors") from six to five and granted Pyxis, as the sole holder of Series A Preferred Stock, the right to appoint four out of the five Board members. Edward M. Blair, Jr., Gary L. Crocker, John Garofalo and Thomas A. Moore each resigned from our Board of Directors effective immediately prior to the closing of the Purchase Agreement. Kenneth Kornman has resigned from, and the following persons have been appointed as Pyxis' nominees to, our Board of Directors effective ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "SEC") and mailed to all holders of record of our common stock as required by Rule 14f-1 of the Exchange Act: Bert Crandell, George D. Calvert, Beto Guajardo and Thomas R. Curran, Jr. (collectively referred to throughout this Information Statement as the "Series A Directors"). Philip R. Reilly, our Chief Executive Officer, will be the only current member of the Board continuing to serve as a Director. Further information about the continuing director and the Series A Directors is contained in this Information Statement.

     This Information Statement is being mailed to stockholders of record as of March 3, 2003 and filed with the SEC on March 11, 2003.

     NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

                               VOTING SECURITIES

     As of February 28, 2003, there were outstanding 23,118,249 shares of our common stock, par value $.001 per share ("Common Stock"). Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. The 5,000,000 shares of our Series A Preferred Stock issued to Pyxis are convertible into 28,157,683 shares of our Common Stock, reflecting a conversion price of $.2486 per share (or $.3196 per share if the milestone payment is received), subject to weighted average antidilution adjustment. Accordingly, assuming the conversion of all outstanding shares of Series A Preferred Stock at the current conversion price, there would be 51,275,932 shares of our Common Stock outstanding, of which the Series A Preferred Stock would represent 54.9%. Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the holders, except as otherwise required by applicable law or the Certificate of Designations of the Series A Preferred Stock. This means that each share of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of Common Stock into which it is convertible on the applicable record date.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of February 28, 2003 by (i) each of the continuing and Series A Directors; (ii) each named executive officer (as that term is defined in Item 402(a)(3) of Regulation S-K) of the Company; (iii) each person who is known to us to be the beneficial owner of more than five percent of our Common Stock based on a review of filings made with the SEC on or before February 28, 2003 and the issuance of the Series A Preferred Stock under the Purchase Agreement; and (iv) the continuing and Series A Directors and executive officers as a group. Except as otherwise indicated, to our knowledge, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                           AMOUNT AND NATURE
                                                             OF BENEFICIAL
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                      OWNERSHIP(2)      PERCENT(3)
---------------------------------------                    -----------------   ----------
Pyxis Innovations Inc....................................     32,233,494(4)      58.23%
  7575 Fulton Street East
  Ada, MI 49355
Valor Capital Management, L.P............................      1,907,584(5)       8.25%
  137 Rowayton Ave.
  Rowayton, CT 06853
Stephen Garofalo.........................................      1,704,967(6)       7.37%
  6 Teal Court
  New City, NY 10956
Cathy Fine...............................................      1,553,000(7)       6.72%
  131 Talmadge Hill Road
  New Canann, CT 06840
Gary L. Crocker..........................................      1,475,000(8)       6.34%
  c/o ARUP Laboratories
  500 Chipeta Way
  Salt Lake City, UT 84108
Kenneth S. Kornman.......................................      1,203,204(9)       5.15%
Philip R. Reilly.........................................        940,000(10)      3.93%
Fenel M. Eloi............................................        281,668(11)      1.21%
Paul (Kip) Martha........................................        221,668(12)         *
Bert Crandell............................................              0(13)         *
George D. Calvert........................................              0(14)         *
Beto Guajardo............................................              0(15)         *
Thomas R. Curran, Jr.....................................              0(16)         *
All executive officers and continuing and Series A
  directors as a group (8 persons).......................      2,646,540(17)     10.77%

---------------

  *  Represents less than 1% of the issued and outstanding shares.

 (1) Unless otherwise indicated, the address for each person is our address at 135 Beaver Street, Waltham, MA 02452.

 (2) Beneficial ownership of our Common Stock is determined in accordance with the rules of the SEC and includes shares for which the shareholder has sole or shared voting or dispositive power. Shares of our Common Stock subject to options, warrants or other convertible securities currently exercisable or convertible, or which become exercisable or convertible within 60 days after February 28, 2003, are deemed to be beneficially owned and outstanding by the person holding the options, warrants or other convertible securities and are included for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

 (3) Percentage ownership is based on a total of 23,118,249 shares of Common Stock issued and outstanding on February 28, 2003.

 (4) Consists, as if issued on February 28, 2003, of 5,000,000 shares of Series A Preferred Stock issued to Pyxis in connection with the Purchase Agreement, convertible into 28,157,683 shares of Common Stock as of the Closing of the Purchase Agreement; and convertible notes with an original aggregate principal amount of $2,000,000, the principal and accrued interest of which were convertible into 4,075,811 shares of Common Stock as of the Closing of the Purchase Agreement.

 (5) Based solely on a Schedule 13G filed on January 3, 2003 with the SEC by Valor Capital Management, L.P.

 (6) Based on information received by the Company from Mr. Garofalo and on a
     Schedule 13G jointly filed on February 10, 2003 with the SEC by (i) Mr. Garofalo and (ii) First Global Technology Corp. ("First Global"). Mr. Garofalo is the controlling stockholder of First Global, which owns 815,967 of these shares. Mr. Garofalo has sole voting and dispositive power with respect to 889,000 of these shares, and Mr. Garofalo and First Global have shared voting and dispositive power with respect to all 1,704,967 shares.

 (7) Based solely on information received by the Company from Ms. Fine in February 2002.

 (8) Includes 100,000 shares of Common Stock issuable pursuant to options, and 50,000 shares of Common Stock issuable pursuant to warrants held by Mr. Crocker.

 (9) Includes 898,723 shares of Common Stock held by a limited partnership of which Dr. Kornman is a general partner. As such, Dr. Kornman may be deemed the beneficial owner of these shares. Dr. Kornman disclaims beneficial ownership of these shares. Includes 224,031 shares of Common Stock issuable pursuant to options held by Dr. Kornman.

(10) Includes 67,000 shares of Common Stock held in trust for Dr. Reilly's children and 783,000 shares of Common Stock issuable pursuant to options held by Dr. Reilly and 25,000 shares of Common Stock issuable pursuant to a warrant held by Dr. Reilly. Dr. Reilly disclaims beneficial ownership of the shares held in trust for his children.

(11) Includes 221,668 shares of Common Stock issuable pursuant to options held by Mr. Eloi.

(12) Consists of 211,668 shares of Common Stock issuable pursuant to options held by Dr. Martha.

(13) Although appointed as a Series A director by Pyxis Innovations Inc., we have been advised that Mr. Crandell does not, directly or indirectly, have voting or investment power over the shares of stock held by Pyxis.

(14) Although appointed as a Series A director by Pyxis Innovations Inc., we have been advised that Dr. Calvert does not, directly or indirectly, have voting or investment power over the shares of stock held by Pyxis.

(15) Although appointed as a Series A director by Pyxis Innovations Inc., we have been advised that Mr. Guajardo does not, directly or indirectly, have voting or investment power over the shares of stock held by Pyxis.

(16) Although appointed as a Series A director by Pyxis Innovations Inc., we have been advised that Mr. Curran does not, directly or indirectly, have voting or investment power over the shares of stock held by Pyxis.

(17) See footnotes 9 through 16 above.

                               CHANGE OF CONTROL

     We have entered into financing and related transactions that constitute a change of control. The following descriptions of our Series A Preferred Stock and agreements that we have entered into are summaries and are qualified in their entirety by references to the agreements and Certificate of Designations of the Series A Preferred Stock that we filed as exhibits to our Current Report on Form 8-K filed with the SEC on March 5, 2003. You are urged to review the full text of those documents that define the rights of the new investor.

GENERAL

     In a private placement on March 5, 2003, we entered into the Purchase Agreement with Pyxis, pursuant to which Pyxis purchased from us the Series A Preferred Stock for $7,000,000 in cash and $2,000,000 in cash to be paid, if at all, upon our reaching a milestone pursuant to the terms of the Purchase Agreement. The offering was made to Pyxis by way of a private placement exempt from registration under the Securities Act. We have been advised by Pyxis that the source of the cash paid and to be paid was and will be capital contributions from its sole shareholder, Alticor Inc.

     The Series A Preferred Stock issued in the private placement is initially convertible into 28,157,683 shares of our Common Stock reflecting a conversion price of $.2486 per share (or $.3196 per share if the milestone payment is received), subject to weighted average antidilution adjustments. Assuming the conversion of all shares of Series A Preferred Stock, such shares would represent 54.9% of the outstanding shares of our Common Stock.

     Pursuant to the terms of the Purchase Agreement, Pyxis has agreed to refinance certain of our indebtedness in the form of previously issued promissory notes that are held by Pyxis and certain individuals. Convertible promissory notes in the original aggregate principal amount of $2,000,000 issued to Pyxis are convertible into shares of Common Stock at any time at a conversion price equal to two times the conversion price of the Series A Preferred Stock in effect at that time. As of March 5, 2003, the principal and accrued interest under these convertible promissory notes was convertible into 4,075,811 shares of Common Stock.

     Concurrent with the closing of the Purchase Agreement, we entered into a Research Agreement with an affiliate of Pyxis, governing the terms of developing and validating nutrigenomic and dermagenomic tests and products. We also entered into a License Agreement with another affiliate of Pyxis, granting an exclusive license of all of our current and future intellectual property, limited to certain uses within the field of nutrigenomics and dermagenomics.

     Pursuant to the terms of the Purchase Agreement, we agreed to reduce the number of directors on our Board of Directors from six to five and granted Pyxis, as the sole holder of shares of our Series A Preferred Stock, the right to appoint four out of five members of our new Board of Directors. The election of these Series A Directors is intended to be effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock as required by Rule 14f-1 of the Exchange Act.

SERIES A PREFERRED STOCK

     The Series A Preferred Stock was issued in return for a capital contribution of $7,000,000 and is convertible into shares of Common Stock at a initial conversion price of $.2486 per share. If we achieve the milestone of entering into a genetics testing agreement with one or more customers with a projected internal rate of return of at least twenty percent (20%) and a payback period of three (3) years or less, Pyxis will make an additional capital contribution of $2,000,000. This subsequent milestone payment will increase the effective conversion price per Common Stock equivalent share to $.3196 per share.

     The Series A Preferred Stock accrues dividends at the rate of 8% of the original purchase price per year, payable only when, as and if declared by the Board of Directors and are non-cumulative. If we declare a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by us or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series A Preferred Stock were the holders of the number of shares of our Common Stock into which their respective shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of our Common Stock entitled to receive such distribution.

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets or surplus funds to the holders of our Common Stock by reason of their ownership thereof, the amount of two times the then-effective purchase price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares, plus all declared but unpaid dividends on such share for each share of Series A Preferred Stock then held by them. After receiving this amount, the holders of the Series A Preferred Stock shall participate on an as-converted basis with the holders of Common Stock in any of our remaining assets.

     Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of our Common Stock determined by dividing the then-effective purchase price (originally $1.40, or $1.80 if the milestone payment is received, and subject to further adjustment) by the conversion price in effect on the date the certificate is surrendered for conversion. The initial conversion price is $.2486 per share (or $.3196 per share if the milestone payment is received), subject to weighted average antidilution adjustment.

     Pyxis has agreed that it will not sell or otherwise transfer its Series A Preferred Stock (or shares of our Common Stock converted therefrom) to any unrelated third-party until after March 5, 2005.

     Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law or the Certificate of Designations. This means that each share of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of Common Stock into which it is convertible on the applicable record date.

     We have reserved all authorized but otherwise unissued or unreserved shares of Common Stock for the conversion of the Series A Preferred Stock. We currently do not have sufficient shares of Common Stock authorized under our Certificate of Incorporation to cover all shares of Common Stock that we may be required to issue upon conversion of the Series A Preferred Stock or any of the shares that we may be required to issue upon the conversion of the promissory notes described below. We have agreed to take all such corporate actions as may be necessary to increase the number of authorized but unissued shares of Common Stock, including engaging in our best efforts to obtain stockholder approval of an amendment of our certificate of incorporation.

REFINANCING OF PRIOR DEBTS/PROMISSORY NOTES

     Pursuant to the terms of the Purchase Agreement, Pyxis has agreed to refinance certain of our indebtedness held by Pyxis and others in the form of previously issued promissory notes. Upon the closing of the Purchase Agreement, we amended and restated promissory notes previously issued to Pyxis, in aggregate principal amount of $2,000,000, with a variable interest rate equal to one percent above the "prime rate," payable on a quarterly basis in cash. These amended and restated notes have a maturity date of December 31, 2007 and are convertible at the option of Pyxis into shares of our Common Stock at a conversion price of two times the then applicable conversion price of the Series A Preferred Stock. As of March 5, 2003, outstanding principal and interest under these notes would be convertible into 4,075,811 shares of Common Stock. As previously reported, the terms of the original notes include that they are secured by all of our intellectual property except intellectual property relating to periodontal disease and sepsis.

     In connection with issuing the amended and restated notes, we further amended the Note Purchase Agreement and the Security Agreement relating thereto to reflect the above described terms.

     In addition, pursuant to the terms of the Purchase Agreement, Pyxis agreed to advance to us prior to August 9, 2003, cash required to repay principal and interest due under promissory notes previously issued in the original aggregate principal amount of $525,000, which accrue interest at an annual rate of 15% and are due on August 9, 2003. We are permitted to repay these notes at any time. At such time as Pyxis advances us an amount equal to principal and interest due under these notes, we will use the proceeds to repay the outstanding notes and will issue to Pyxis a promissory note with the same material terms as the amended and restated notes described above.

RESEARCH AND LICENSE AGREEMENTS

     Concurrent with the closing of the Purchase Agreement, we entered into a License Agreement with an affiliate of Pyxis, granting an exclusive license of all of our current and future intellectual property, limited to certain uses within the field of nutrigenomics and dermagenomics. Outside the field of nutrigenomics and dermagenomics, we granted a right of first negotiation for the commercialization of all of our current and future intellectual property into products/services.

     We also entered into a Research Agreement with another affiliate of Pyxis, governing the terms of developing and validating nutrigenomic and dermagenomic tests and products. The resulting intellectual property relating to nutrigenomic and dermagenomic products would be owned by the affiliate of Pyxis and we would retain the ownership of its underlying intellectual property and resulting intellectual property relating to nutrigenomic and dermagenomic tests. In addition, we agreed with Pyxis to establish a "science committee" with equal representation from each party to exchange non-confidential information in anticipation of developing mutually beneficial opportunities.

REGISTRATION RIGHTS

     We have entered into a Registration Rights Agreement with Pyxis. Under this agreement, we are obligated to register for resale the Common Stock issuable upon the conversion of the Series A Preferred Stock upon demand by Pyxis at any time following the second anniversary of the closing of the Purchase Agreement. Upon such demand, we are obligated to use our reasonable best efforts to have the registration statement registering such securities declared effective within one hundred and twenty (120) days of filing it with the SEC. In addition, we have agreed to grant Pyxis unlimited "piggyback" registration rights following the second anniversary of the closing of the Purchase Agreement along with priority for such registration in certain circumstances.

CHANGES TO THE BOARD OF DIRECTORS

     Pursuant to the terms of the Purchase Agreement, we agreed to reduce the number of directors on our Board of Directors from six to five and granted Pyxis, as the sole holder of Series A Preferred Stock, the right to appoint four out of five members of our new Board of Directors. Effective immediately prior to the closing under the Purchase Agreement, Edward M. Blair, Jr., Gary L. Crocker, John Garofalo and Thomas A. Moore, each resigned from the Board of Directors. Kenneth S. Kornman also resigned, effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock as required by Rule 14f-1 of the Exchange Act. These resignations were a condition to Pyxis entering into the Purchase Agreement and the related transactions. Bert Crandell, George D. Calvert, Beto Guajardo and Thomas R. Curran, Jr. have been elected to our Board of Directors as Series A Directors effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock. Philip Reilly, our Chief Executive Officer, will continue to serve as a Director.

     We have agreed to certain terms for allocating opportunities as permitted under Section 122(17) of the Delaware General Corporation Law. Please see the section of this Information Statement captioned

"Board Committees and Other Board Information -- Corporate Opportunity Agreement" for a more detailed explanation of this policy.

     Please also see the section of this Information Statement captioned "Employment Agreements and Change-of-Control Arrangements."

                               LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings to which any director, officer or affiliate of the Company or any owner of more than 5% of any class of the Company's voting securities (or any associate of such persons) is a party adverse to or has an interest adverse to the Company or any of its subsidiaries.

                        DIRECTORS AND EXECUTIVE OFFICERS

     As described above, effective immediately prior to the closing of the Purchase Agreement, Edward M. Blair, Jr., Gary L. Crocker, and Thomas A. Moore resigned as directors of the Company, and Kenneth S. Kornman resigned as a director effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock. Philip R. Reilly will be the only current member of the Board continuing to serve as a Director. The following information relates to our executive officers, the continuing member of our Board of Directors and the Series A Directors:

DIRECTORS/OFFICERS                          AGE                     POSITION
------------------                          ---                     --------
Philip R. Reilly..........................   55    Director and Chief Executive Officer
Bert Crandell.............................   49    Series A Director
George D. Calvert.........................   39    Series A Director
Beto Guajardo.............................   35    Series A Director
Thomas R. Curran, Jr. ....................   44    Series A Director
Kenneth S. Kornman........................   55    President and Chief Scientific Officer
Fenel M. Eloi.............................   44    Chief Operating Officer and Chief
                                                   Financial Officer
Paul (Kip) Martha.........................   49    Chief Medical and Regulatory Officer

     Our Board of Directors is divided into three classes, Class I, Class II and Class III. Philip R. Reilly, a Class I director, has been elected to serve until our 2004 Annual Meeting of Stockholders or until his successor is elected and qualified. The Series A Directors will not be apportioned among classes. Each of the four Series A Directors is nominated and elected by Pyxis, as the sole holder of shares of our Series A Preferred Stock. Officers of the Company serve at the discretion of the Board of Directors.

                              BUSINESS EXPERIENCE

     PHILIP R. REILLY, M.D., J.D., became our Chief Executive Officer in December 1999. In June 1999, Dr. Reilly had accepted the positions of Chairman of the Board of Directors and Interim Chief Executive Officer of the Company. He became a Director of the Company in 1998. Prior to joining the Company as Chief Executive Officer, Dr. Reilly held the position of Executive Director of the Eunice Kennedy Shriver Center for Mental Retardation, Inc., a not-for-profit organization located in Massachusetts, a position he had held since 1990. Dr. Reilly has held numerous teaching positions, including Assistant Professor of Neurology at Harvard Medical School and Adjunct Professor of both Legal Studies and Biology at Brandeis University. He served as President of the American Society of Law, Medicine, and Ethics in 2000 and is serving a second term in 2003. From 1994-1997, he was on the Board of Directors of the American Society of Human Genetics. He is a current member of the American College of Medical Genetics, Massachusetts Bar Association, and American Association for the Advancement of Science. Dr. Reilly has served on many national committees chartered to explore public policy issues raised by advances in genetics. He is the author of four books and has published more than 100 articles in scholarly journals. Dr. Reilly holds a BA from Cornell University, a J.D. from Columbia University and an M.D. from Yale University.

     KENNETH S. KORNMAN, D.D.S., PH.D. is a co-founder, officer and director of the Company and currently holds the positions of President and Chief Scientific Officer. Dr. Kornman has resigned as a director effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock. Prior to founding the Company in 1986, he was a Department Chair and Professor at The University of Texas Health Science Center at San Antonio. He has also been a consultant and scientific researcher for many major oral care and pharmaceutical companies. Dr. Kornman currently holds academic appointments at The University of Texas Health Science Center and Harvard University. Dr. Kornman holds six patents in the pharmaceutical area, has published three books and more than 100 articles and abstracts and has lectured and consulted worldwide on the transfer of technology to clinical practice. Dr. Kornman holds a BA in Economics from Duke University. He obtained a D.D.S. from Emory University. Dr. Kornman also holds an MS (Periodontics) and a Ph.D. (Microbiology-Immunology) from the University of Michigan.

     FENEL M. ELOI is currently the Chief Operating Officer and Chief Financial Officer of the Company, positions he has held since June of 2000. Prior to joining the Company, Mr. Eloi was Senior Vice President and Chief Financial Officer for LifeCell Corporation since 1999. Before joining LifeCell, he was employed at Genome Therapeutics Corporation, where he served as Senior Vice President and Chief Financial Officer from 1991 to 1999, and Corporate Controller from 1989 to 1991. From 1984 to 1989, Mr. Eloi held the position of Business Unit Financial Manager at GTE/Verizon Corporation. He also held various positions at Haemonetics Corporation and Simplex Corporation. Mr. Eloi has an MBA from Anna Maria College in Paxton, Massachusetts, as well as a BA from Lee University in Cleveland, Tennessee.

     PAUL (KIP) M. MARTHA, JR., M.D., joined the Company in November 2000 and currently serves as its Chief Medical and Regulatory Officer. Prior to joining the Company, Dr. Martha served as Vice President in the Department of Clinical R&D at PRAECIS Pharmaceuticals, Inc., a position he held for almost three years. From 1993-1998, he held various senior-level positions at Genentech, Inc., including Director of Endocrinology, one of the company's four therapeutic focus areas. Prior to joining Genentech, Dr. Martha served on the medical school faculties of the Tufts University School of Medicine, and the University of Virginia Health Sciences Center. The author or co-author of over 100 published articles, book chapters and abstracts in the medical literature, Dr. Martha has also delivered invited presentations and lectures at numerous medical schools, hospitals, and scientific meetings throughout the United States and Europe. He received his M.D. from the University of Connecticut School of Medicine and his BS from Trinity College.

     BERT CRANDELL is the Vice President and Chief Marketing Officer of Alticor Inc., a company engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide, and which is the parent of Pyxis Innovations Inc. He has held this position for the past five years. He also holds the titles of Vice President/Chief Marketing Officer of Alticor Holdings Inc., a holding company, and Vice President of Pyxis Innovations Inc. and Access Business Group LLC, a manufacturing and distribution company and wholly owned subsidiary of Alticor Inc. Mr. Crandell has held various marketing and product development related positions in Alticor Inc. which included Vice President -- Corporate Marketing, Vice President -- Regional Sales Development, Director -- Amway Canada Ltd., Director of Marketing at Tokyo based Amway Japan Ltd, and Senior Manager of Engineering Research and Development. Mr. Crandell holds a Bachelor of Science degree from Michigan State University. He will join the Board of Directors as one of the four Series A Directors, effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock.

     GEORGE D. CALVERT is the Vice President, Research & Development/Quality Assurance of Access Business Group LLC, a manufacturing and distribution company and wholly owned subsidiary of Alticor Inc. He has held this position for the past five years. Dr. Calvert has previously held the positions of Director Quality Assurance/Analytical Services with Access Business Group LLC, and Senior Manager Home Tech Research & Development with Amway Corporation. Dr. Calvert earned a Ph.D. in Analytical Chemistry from the University of South Carolina and a Bachelor of Science degree in Chemistry from the College of William and Mary. He will join the Board of Directors as one of the Series A Directors, effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock.

     BETO GUAJARDO is the Vice President of Strategic Planning and Mergers & Acquisitions of Alticor Inc., a company engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide, and which is the parent of Pyxis Innovations, Inc. Prior to joining Alticor Inc. in October 2000, Mr. Guajardo held the position of Senior Manager at Deloitte Consulting, a professional services company. Mr. Guajardo earned an MBA in Management Strategy and Finance degree from Northwestern University J.L. Kellogg Graduate School of Management and a Bachelor of Science in Business Administration and Marketing from the University of Illinois. He will join the Board of Directors as one of the Series A Directors, effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock.

     THOMAS R. CURRAN, JR. is the Associate General Counsel/Corporate Development and Commercial Transactions of Alticor Inc., a company engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide, and which is the parent of Pyxis Innovations, Inc. He has held this position for the past five years. He also holds the position of Chief Legal Officer for Access Business Group LLC, a manufacturing and distribution company and wholly owned subsidiary of Alticor Inc. Prior to joining Alticor, Mr. Curran was a partner in the law firm of Howard & Howard in Bloomfield Hills, Michigan. From 1982 to 1991, Mr. Curran worked for the Polaroid Corporation in various domestic and international financial and managerial positions. Mr. Curran holds a Bachelor of Arts from Providence College, a Master of International Management from the American Graduate School of International Management, and a Juris Doctorate from Suffolk University Law School. He will join the Board of Directors as one of the Series A Directors, effective ten (10) days after the date on which this Information Statement is filed with the SEC and mailed to all holders of record of our Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since January 1, 2002, we were not a party to any transaction or business relationship in which the amount involved exceeded $60,000 involving any of our officers, directors or five percent shareholders, except as described below and for the Purchase Agreement and related transactions with Pyxis, with whom each of the Series A Directors are affiliated, as described elsewhere in the section of this Information Statement captioned "Change of Control."

     Our Chief Executive Officer and several members of our Board of Directors purchased an aggregate of $125,000 of notes and warrants in our August 2002 private placement. The notes purchased in that offering are being refinanced and repaid in connection with the Purchase Agreement.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of the Common Stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the Common Stock and other equity securities of the Company. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were met.

                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

     Our Company is managed under the direction of the Board of Directors. Our Board of Directors has established two standing committees, Audit and Compensation, and will establish a third committee, Strategic Planning, as described below:

     Audit Committee. The Audit Committee recommends to the Board of Directors the engagement of the independent auditors and reviews the independence of the auditors and the scope and results of our procedures for the adequacy of the system of internal accounting controls. The Audit Committee operates under a written charter adopted and approved by the Board of Directors in March 2001. The Audit Committee reviews the Company's financial reporting process on behalf of the Board. During fiscal 2002, and until immediately prior to the closing under the Purchase Agreement, the Audit Committee consisted of three directors who have resigned, none of whom was an employee of the Company: Thomas A. Moore, Edward M. Blair, Jr. and Gary L. Crocker. The designations of the new audit committee members will take place at the first meeting of our Board of Directors after the ten day period following the filing of this Information Statement. We expect to have our Audit Committee reconstituted solely by certain of the Series A Directors.

     Compensation Committee. The Compensation Committee reviews our compensation philosophy and programs, exercises authority with respect to the payment of direct salaries and incentive compensation to our directors and officers and makes recommendations to the Board of Directors regarding stock option grants under the Company's 2000 Employee Stock Compensation Plan. During fiscal 2002, and until immediately prior to the closing under the Purchase Agreement, the Compensation Committee consisted of three directors who have resigned, none of whom was an employee of the Company: Thomas A. Moore, Edward
M. Blair, Jr. and Gary L. Crocker. The designations of the new Compensation Committee members will take place at the first meeting of our Board of Directors after the ten day period following the filing of this Information Statement. We expect to have our Compensation Committee reconstituted solely by certain of the Series A Directors.

     Strategic Planning Committee. In accordance with the terms of the Purchase Agreement, the Board of Directors will establish a Strategic Planning Committee consisting of a majority of the Series A Directors. The Strategic Planning Committee will consider and vote upon strategic plans and budgets prepared by management and any revisions thereto. The designations of the Strategic Planning Committee members will take place at the first meeting of our Board of Directors after the ten day period following the filing of this Information Statement.

     Meeting Attendance. During the fiscal year ended December 31, 2002, the Board of Directors met eight times, the Audit Committee met four times and the Compensation Committee met twice. Each of our Directors attended at least 75% of the aggregate of the meetings of the Board of Directors and committees of which he was a member.

     Compensation. Prior to the closing of the Purchase Agreement, directors who were not employees received $500 in cash compensation for each meeting of the Board of Directors attended in person and 25,000 fully vested stock options each year.

     Compensation Committee Interlocks and Insider Participation. During fiscal year 2002, the Compensation Committee consisted of three members, Thomas A. Moore, Edward M. Blair, Jr. and Gary L. Crocker. None of our executive officers serve on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board of Directors or Compensation Committee. There is no family relationship between or among the directors (including the Series A Directors) and executive officers.

     Corporate Opportunity Agreement. We have agreed to certain terms for allocating opportunities as permitted under Section 122(17) of the Delaware General Corporation Law. This agreement, as set forth in the Purchase Agreement, regulates and defines the conduct of certain of our affairs as they may involve Pyxis as our majority stockholder and its affiliates, and the powers, rights, duties and liabilities of us and our officers and directors in connection with corporate opportunities.

     Except under certain circumstances, Pyxis and its affiliates have the right to engage in the same or similar activities or lines of business or have an interest in the same classes or categories of corporate opportunities as we do. If Pyxis, or one of our directors appointed by Pyxis, and its affiliates acquire knowledge of a potential transaction or matter that may be a corporate opportunity for both Pyxis and its affiliates and us, to the fullest extent permitted by law, Pyxis and its affiliates will not have a duty to inform us about the corporate opportunity or be liable to us or to you for breach of any fiduciary duty as a stockholder of ours for not informing us of the corporate opportunity, keeping it for its own account, or referring it to another person.

     Additionally, except under limited circumstances, if an officer or employee of Pyxis who is also one of our directors is offered a corporate opportunity, such opportunity shall not belong to us. In addition, we agreed that such director will have satisfied his duties to us and not be liable to us or to you in connection with such opportunity.

     The terms of this agreement will terminate on the date that no person who is a director, officer or employee of ours is also a director, officer, or employee of Pyxis.

                             EXECUTIVE COMPENSATION

     The following table provides, for the periods shown, summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer and each of our three other most highly compensated executive officers who received in excess of $100,000 in salary and bonus during fiscal year 2002 (collectively referred to as the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                             ANNUAL COMPENSATION          ------------
                                       --------------------------------    SECURITIES
                              FISCAL                       OTHER ANNUAL    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY    BONUS    COMPENSATION    OPTIONS(#)    COMPENSATION
---------------------------   ------   --------   ------   ------------   ------------   ------------
Philip R. Reilly,...........   2002    $325,000   $    0     $ 7,200(1)      30,000         $5,934(3)
  Chief Executive Officer      2001    $325,000   $    0     $ 7,200(1)     150,000         $3,174(3)
                               2000    $301,250   $    0     $ 5,400(1)           0         $  253
Kenneth S. Kornman,.........   2002    $276,250   $    0     $22,620(2)      30,000         $5,934(3)
  President and Chief          2001    $276,250   $    0     $30,884(4)     150,000         $3,174(3)
  Scientific Officer           2000    $273,964   $9,310     $82,132(5)           0         $2,875
Fenel M. Eloi,..............   2002    $195,000   $    0     $     0         30,000         $  780(3)
  Chief Operating Officer,     2001    $195,000   $    0     $     0        100,000         $  780(3)
  Chief Financial Officer,     2000    $105,625   $    0     $     0        200,000         $  107
  Secretary and Treasurer
Paul (Kip) Martha,..........   2002    $195,000   $    0     $     0         30,000         $  360(3)
  Chief Medical and            2001    $195,000   $    0     $     0        100,000         $  360(3)
  Regulatory Officer           2000    $ 23,000   $    0     $     0        200,000         $   30

---------------

(1) Represents an automobile allowance paid to Dr. Reilly.

(2) Represents moving expenses we paid on behalf of Dr. Kornman in the amount of $15,420 and an automobile allowance in the amount of $7,200 paid by us.

(3) Represents life insurance premiums paid for by us.

(4) Represents moving expenses we paid on behalf of Dr. Kornman in the amount of $23,684 and an automobile allowance in the amount of $7,200 paid by us.

(5) Represents moving expenses we paid on behalf of Dr. Kornman in the amount of $74,932 and an automobile allowance in the amount of $7,200 paid by us.

                       STOCK OPTION GRANTS IN FISCAL 2002

     The following table provides information regarding stock options granted to the named executive officers during fiscal year 2002.

                                   INDIVIDUAL GRANTS                                   POTENTIAL REALIZABLE
                               --------------------------                                VALUE AT ASSUMED
                                NUMBER OF     % OF TOTAL                               ANNUAL RATES OF STOCK
                               SECURITIES      OPTIONS                                  PRICE APPRECIATION
                               UNDERLYING     GRANTED TO    EXERCISE OR                   OPTION TERMS(2)
                                 OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION   ---------------------
NAME                           GRANTED(1)    FISCAL 2002      ($/SH)         DATE         5%          10%
----                           -----------   ------------   -----------   ----------   ---------   ---------
Philip R. Reilly.............    30,000          8.9%          $0.91       3/17/12      $17,169     $43,509
Kenneth S. Kornman...........    30,000          8.9%          $0.91       3/17/12      $17,169     $43,509
Fenel M. Eloi................    30,000          8.9%          $0.91       3/17/12      $17,169     $43,509
Paul (Kip) Martha............    30,000          8.9%          $0.91       3/17/12      $17,169     $43,509

---------------

(1) The options were granted pursuant to our 2000 Employee Stock Compensation Plan. The options granted to the named executive officers are non-qualified stock options and vest fully one year from the date of grant.

(2) Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. Those gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration dates. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our Common Stock, the optionee's continued employment through the option period and the date on which the options are exercised.

  AGGREGATED OPTION EXERCISES IN FISCAL 2002 AND FISCAL YEAR-END OPTION VALUES

     The following table provides information regarding the exercises of stock options by each of the named executive officers during fiscal year 2002 and the number and value of options held at fiscal year end. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2002 and the values of "in-the-money" options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of the Common Stock.

                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                           SHARES                      UNDERLYING UNEXERCISED         IN-THE-MONEY-OPTIONS
                          ACQUIRED                        OPTIONS AT FY-END               AT FY-END(1)
                         UPON OPTION      VALUE      ---------------------------   ---------------------------
NAME                      EXERCISE     REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
Philip R. Reilly.......      -0-           -0-         748,218        164,782        $2,170           -0-
Kenneth S. Kornman.....      -0-           -0-         144,031        130,000           -0-           -0-
Fenel M. Eloi..........      -0-           -0-         138,335        191,665           -0-           -0-
Paul (Kip) Martha......      -0-           -0-         128,335        201,665           -0-           -0-

---------------

(1) Represents the product of (a) the number of shares underlying options granted multiplied by (b) the difference between (i) the closing price of our Common Stock on the OTC Bulletin Board on December 31, 2002 ($0.51), and
    (ii) the exercise price of the options.

            EMPLOYMENT AGREEMENTS AND CHANGE-OF-CONTROL ARRANGEMENTS

     In connection with the private placement of our Series A Preferred Stock, we agreed to amend the existing employment agreements described below with our named executive officers. Effective as of the closing of the Purchase Agreement, the terms of our employment agreements with each of Philip R. Reilly, our Chief Executive Officer, Kenneth S. Kornman, our President and Chief Scientific Officer, and Paul Martha, M.D., our Chief Medical and Regulatory Officer, were each extended until three years following the date of the closing of the Purchase Agreement, and the term of our employment agreement with Fenel Eloi, our Chief Financial Officer and Chief Operating Officer, was extended until one year after the closing of the Purchase Agreement. The employment agreements were also amended to provide that each of these individuals will be entitled to receive: (i) a retention bonus of $25,000 if he is still employed by us six months after the closing of the Purchase Agreement and an additional $25,000 if he is still employed by us twelve months after the closing; (ii) the severance benefits set forth in his original agreement upon expiration of the term of the agreement; and (iii) an extension of the period in which he may exercise his stock options if he is terminated for good reason or for cause (as defined in the agreement) to two years following such termination. In addition, Dr. Reilly's and Dr. Martha's agreements were amended to make their severance benefits consistent with the other executive employment agreements described below; Dr. Reilly's agreement was amended to include the same non-competition provisions contained in the agreements described below; and Mr. Eloi's agreement was amended to provide that all of his unvested stock options will vest on the involuntary termination of his employment if the termination is at the end of the term of his employment agreement.

     In December 1999, we entered into an employment agreement with Kenneth S. Kornman which provides for a three-year initial term, subsequently extended until March 31, 2003. This employment agreement is subject to early termination by Dr. Kornman upon one month prior written notice and by us for cause. The employment agreement provides for a minimum base salary of $276,250 per year. The agreement also provides that if he is terminated without cause, he shall have the right to receive severance benefits in the amount of his then current base salary and health insurance benefits for twelve months following the date of termination. In addition, the agreement provides that he will be prohibited, for a period of twelve months following the date of termination of the employment agreement, from accepting employment, or otherwise becoming involved, in any manner, with one of our direct competitors, or from providing services to any person or entity that might conflict with our interests or the interests of our customers or clients.

     In April 2000, we entered into an employment agreement with Philip R. Reilly which provides for a minimum annual base salary of $325,000 and an award of options to purchase 500,000 shares of Common Stock at a per share exercise price of $2.875 (awarded in fiscal 1999). These options vest over a period of 36 months in equal increments commencing December 1, 1999, unless Dr. Reilly's employment is terminated prior to expiration of the 36-month period. This employment agreement is terminable by Dr. Reilly upon one month prior written notice and by us for cause. The agreement also provides that if he is terminated without cause, he shall have the right to receive severance benefits in the amount of his then current base salary and health insurance benefits until the earlier to occur of the expiration of the term of the agreement or twelve months following the date of termination. Finally, the agreement provides that all of Dr. Reilly's outstanding options will immediately vest upon a change of control of the Company, where "change of control" is defined in the agreement as "a purchase of the majority of the outstanding common stock of the Company by an outside entity not organized solely for the purposes of investment." Under this definition, the issuance of the Series A Preferred Stock does not constitute a change of control of the Company.

     In June 2000, we entered into an employment agreement with Fenel M. Eloi which provides for a minimum annual base salary of $195,000 and an award of options to purchase an aggregate of 200,000 shares of Common Stock as follows:
105,828 shares at a per share exercise price of $3.75 and 94,172 shares at a per share exercise price of $4.72. These options vest over a period of 48 months unless Mr. Eloi's employment is terminated prior to the end of the 48-month period. This employment agreement is terminable by Mr. Eloi upon one month prior written notice and by us for cause. The agreement also provides that if he is terminated without cause, he shall have the right to receive severance benefits in the amount of his then current base salary and health insurance benefits for twelve months following the date of termination. In addition, the agreement provides that he will be prohibited, for a period of twelve months following the date of termination of the employment agreement, from accepting employment, or otherwise becoming involved, in any manner, with one of our direct competitors, or from providing services to any person or entity that might conflict with our interests or the interests of our customers or clients. Finally, the agreement provides that all of Mr. Eloi's outstanding options will immediately vest upon a change of control of the Company, where "change of control" is defined in the agreement as "a purchase of the majority of the outstanding Common Stock of the Company by an outside entity not organized solely for the purposes of investment." Under this definition, the issuance of the Series A Preferred Stock does not constitute a change of control of the Company.

     In November 2000, we entered into an employment agreement with Dr. Paul
(Kip) Martha which provides for a minimum annual base salary of $195,000 and an award of options to purchase an aggregate of 200,000 shares of Common Stock as follows: 106,665 shares at per share exercise price of $3.75 and 93,335 shares at a per share exercise price of $4.63. These options vest over a period of 48 months unless Dr. Martha's employment is terminated prior to the end of the 48-month period. This employment agreement is terminable by Dr. Martha upon one month prior written notice and by us for cause. The agreement also provides that if he is terminated without cause, he shall have the right to receive severance benefits in the amount of his then current base salary and health insurance benefits until the earlier to occur of the expiration of the term of the agreement or twelve months following the date of termination. In addition, the agreement provides that he will be prohibited, for a period of twelve months following the date of termination of the employment agreement, from accepting employment, or otherwise becoming involved, in any manner, with one of our direct competitors, or from providing services to any person or entity that might conflict with our interests or the interests of our customers or clients. Finally, the agreement provides that all of Dr. Martha's outstanding options will immediately vest upon a change of control of the Company, where "change of control" is defined as set forth in our 2000 Employee Stock Compensation Plan, as further described below.

     Additionally, pursuant to the form of incentive stock option agreement and non-qualified stock option agreement under our 2000 Employee Stock Compensation Plan, stock options granted under that plan to our named executive officers and other employees will immediately vest upon a "change of control" of the Company, as defined in the Plan as follows:

     the consummation of: (x) a merger, consolidation or reorganization of the Company with or into any other person if as a result of such merger, consolidation or reorganization, 50 percent or less of the combined voting power of the then-outstanding securities of the continuing or surviving entity immediately after such merger, consolidation or reorganization are held in the aggregate by the holders of Voting Stock immediately prior to such merger, consolidation or reorganization; (y) any sale, lease, exchange or other transfer of all or substantially all the assets of the Company and its consolidated subsidiaries to any other person if as a result of such sale, lease, exchange or other transfer, 50 percent or less of the combined voting power of the then-outstanding securities of such other person immediately after such sale, lease, exchange or other transfer are held in the aggregate by the holders of Voting Stock immediately prior to such sale, lease, exchange or other transfer; or (z) the stockholders of the Company approve the dissolution of the Company. A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Under this definition, the issuance of the Series A Preferred Stock does not constitute a change of control of the Company.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          INTERLEUKIN GENETICS, INC.

                                          By:     /s/ PHILIP R. REILLY
                                            ------------------------------------
                                                      Philip R. Reilly
                                                  Chief Executive Officer

Dated: March 11, 2003